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                                                     UNITED STATES                                          OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:         3235-0058
                                                                                                    Expires:        June 30, 1997
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                   hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                               01-19001
(Check One):                                                                                        -----------------------------
                                                                                                    -----------------------------
 | | Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K |X| Form 10-Q and Form 10-QSB                     CUSIP NUMBER
                                       |_| Form N-SAR                                                        600 520  308

     For Period Ended:  May 31, 1997                                                              -----------------------------
                       --------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________________________________________________

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                            Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
                                 MILLER DIVERSIFIED CORPORATION
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Full Name of Registrant
                                 Not Applicable
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Former Name if Applicable
                                23360 Weld County Road 35
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Address of Principal Executive Office (Street and Number)
                                LaSalle, CO 80645
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  |X|   | (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K
        |     or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed due date; or the subject  quarterly report of transition report on Form 10-Q or Form 10-QSB, or portion thereof will
        |     be filed on or before the fifth calendar day following the prescribed due date; and
        |
        | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in  reasonable  detail the reasons why Forms 10-K and 10-KSB,  20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

The Form 10-QSB for the third quarter ended May 31, 1997 will not be submitted by the July 15, 1997 deadline due to a situation where the workload exceeded available personnel.

Certain events subsequent to the end of the reporting period required the reallocation of time normally used for the preparation of the report.

The available personnel was reduced with the loss of technical support with specific knowledge of the Company that, due to the nature of the Company's business, is not easily replaced.

Due to the nature of the Company's business it is not feasible, and may not be possible, to add knowledgeable personnel for the short time period this temporary situation is expected to exist.


                                                                                                  (Attach Extra Sheets if Needed)

                                                                                                                     SEC 1344 (6/94)
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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            STEPHEN R. STORY                                    970                                      284-5556
---------------------------------------                ---------------------                        -----------------
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                                                                       [X] Yes  [_] No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                [ ] Yes  [X] No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                                                    MILLER DIVERSIFIED CORPORATION
                                        ____________________________________________________
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     July 14, 1997                                                     By:     /s/  STEPHEN R. STORY
       ---------------------------                                                  ----------------------------------------
                                                                                      Stephen R. Story, Secretary/Treasurer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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